FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 28, 2016	By ……/s/……… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama Deputy Senior General Manager Group Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

January 27, 2016

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

		Actual					Projected
		Year ended December 31, 2015	Year ended December 31, 2014	Change(%)		Year ended December 31, 2015	Year ending December 31, 2016	Change(%)

	Net sales	¥3,800,271	¥3,727,252	+	2.0	$31,407,198	¥3,850,000	+	1.3
	Operating profit	355,210	363,489	-	2.3	2,935,620	360,000	+	1.3
	Income before income taxes	347,438	383,239	-	9.3	2,871,388	360,000	+	3.6
	Net income attributable to Canon Inc.	¥220,209	¥254,797	-	13.6	$1,819,909	¥230,000	+	4.4

Net income attributable to Canon Inc. shareholders per share:
	- Basic	¥201.65	¥229.03	-	12.0	$1.67	¥210.61	+	4.4
	- Diluted	201.65	229.03	-	12.0	1.67	-		-

		Actual
		As of December 31, 2015	As of December 31, 2014	Change(%)		As of December 31, 2015

	Total assets	¥4,427,773	¥4,460,618	-	0.7	$36,593,165

	Canon Inc. shareholders’ equity	¥2,966,415	¥2,978,184	-	0.4	$24,515,826

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 121= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2015, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

		Actual
		Year ended December 31, 2015	Year ended December 31, 2014	Change(%)		Year ended December 31, 2015

	Net sales	¥2,091,139	¥2,084,200	+	0.3	$17,282,140
	Operating profit	169,238	204,937	-	17.4	1,398,661
	Ordinary profit	269,818	249,348	+	8.2	2,229,901
	Net income	¥211,963	¥175,471	+	20.8	$1,751,760

Net income per share:
	- Basic	¥194.10	¥157.72	+	23.1	$1.60
	- Diluted	194.10	157.72	+	23.1	1.60
	Dividend per share	150.00	150.00		-	1.24

		Actual
		As of December 31, 2015	As of December 31, 2014	Change(%)		As of December 31, 2015

	Total assets	¥2,437,924	¥2,315,680	+	5.3	$20,148,132

	Net assets	¥1,484,157	¥1,447,322	+	2.5	$12,265,760

Notes:	U.S. dollar amounts are translated from yen at the rate of JPY 121= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2015, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2015 in Review

Looking back at the global economy in 2015, the U.S. economy continued to grow steadily as employment conditions and consumer spending progressively improved. In Europe, developed countries such as the U.K. led a moderate economic recovery. In contrast, China’s economy continued to decline, weighed down by excessive investments, and the economies of emerging countries, including those of Southeast Asia and India, slowed due to such factors as the recession in China and a decline in resource prices. As for the Japanese economy, improvements were seen in both corporate earnings and employment conditions during the year. Despite expectations at the beginning of 2015 that the global economy would realize a modest recovery led by the U.S. economy, during the second half, as the slowdown in China’s economy became evident, emerging economies also grew weaker. As a result, the global economy overall experienced its lowest level of growth since the financial crisis precipitated by Lehman Brothers’ bankruptcy in 2008.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained firm, mainly for color models. As for cameras, the interchangeable-lens digital camera market continued to face harsh conditions owing to currency depreciations in emerging countries and the slowdown in China. Likewise, demand for digital compact cameras also declined amid the shrinking market. Additionally, demand for inkjet printers decreased in emerging countries, mainly in Asia, due to the depreciations of emerging country currencies and the slowdown in China. In the industrial equipment market, ongoing strong investment by manufacturers led to healthy demand for semiconductor lithography systems for memory devices, image sensors and power semiconductor devices. Additionally, demand for lithography equipment used in the production of flat panel displays (FPDs) increased for large-size panels as device manufacturers boost capital investment for larger-size LCD panels that offer higher levels of resolution.

The average value of the yen during the year was ¥121.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥15, and ¥134.20 against the euro, a year-on-year appreciation of approximately ¥6.

During 2015, sales of digital cameras and inkjet printers declined in the face of continued harsh conditions, mainly in China and emerging Asian countries. By contrast, sales of color-model office MFDs and color-model light-production printing systems increased steadily. Sales of semiconductor lithography equipment and FPD lithography equipment also largely exceeded those for the previous year thanks to favorable market conditions. Consequently, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, net sales for the year increased 2.0% year on year to ¥3,800.3 billion. The gross profit ratio for the year rose 1.0 point year on year to 50.9% thanks to ongoing cost-cutting activities and highly profitable new products. Operating expenses increased 5.4% year on year to ¥1,579.2 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the impact of the acquisition of Axis and an increase in R&D expenses related to new products. As a result, operating profit decreased by 2.3% to ¥355.2 billion. Other income (deductions) decreased by ¥27.5 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 9.3% to ¥347.4 billion, and a decrease in net income attributable to Canon Inc. of 13.6% to ¥220.2 billion.

Basic net income attributable to Canon Inc. shareholders per share for the year was ¥201.65, a year-on-year decrease of ¥27.38.

Results by Segment

Looking at Canon’s full-year performance by business unit, within the Office Business Unit, as for office MFDs, thanks to strong sales of color models led by new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models and imagePRESS C800/700-series color digital presses targeting the light production market, unit sales of color models increased compared with the previous year, as did unit sales for the segment overall, including monochrome models, which had been facing decreasing demand. Among high-speed continuous-feed printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, total sales volume decreased due to declining demand in emerging countries. Those factors, coupled with the positive effect of favorable currency exchange rates, resulted in sales for the business unit totaling ¥2,110.8 billion, a year-on-year increase of 1.5%, while operating profit totaled ¥290.6 billion, a year-on-year decrease of 0.5%.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to currency depreciations in emerging countries and the slowdown of China’s economy, there were positive signs of a recovery in sales in the U.S. and Japan. Additionally, sales have been strong for such models as the EOS 5DS and EOS 5DS R digital SLR cameras, which deliver the highest resolution of any model in the history of EOS cameras. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market, the ratio of more profitable high-added-value models increased owing to efforts to strengthen the lineup of PowerShot G-series models. As for inkjet printers, although Canon has been working to expand sales through the Company’s broad product lineup, ranging from home-use printers to MAXIFY-series business models, total sales volume declined due to the significant impact of shrinking markets, mainly in Asia. In contrast, sales of consumable supplies enjoyed solid demand. As a result, sales for the business unit totaled ¥1,263.8 billion, a year-on-year decrease of 5.9%, while operating profit totaled ¥183.4 billion, declining 5.7% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, unit sales increased owing to strong capital investment in response to growing demand for memory devices used in mobile devices such as smartphones, and in cloud servers, along with increased demand for on-board automotive devices and for communication devices supporting the development of the IoT (Internet of Things). Unit sales of FPD lithography equipment also increased, particularly systems used in the fabrication of large-size panels. Consequently, along with the impact of the acquisition of Axis, which was consolidated in the second quarter, sales for the business unit increased 31.6% year on year to ¥524.7 billion. As for operating profit, although it improved by ¥8.7 billion compared with the previous year, the business unit was in the red by ¥13.1 billion due to upfront investment in next-generation technologies and new businesses.

Cash Flow

During 2015, cash flow from operating activities totaled ¥474.7 billion, a decrease of ¥109.2 billion compared with the previous year due to the decrease in profit along with the increase in working capital. Cash flow from investing activities increased ¥184.3 billion year on year to ¥453.6 billion, mainly due to the payment for the acquisition of Axis. Accordingly, free cash flow totaled ¥21.1 billion, a decrease of ¥293.5 billion compared with the previous year.

Cash flow from financing activities recorded an outlay of ¥210.2 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥211.0 billion to ¥633.6 billion from the end of the previous year.

Non-consolidated Results

Non-consolidated net sales totaled ¥2,091.1 billion, a year-on-year increase of 0.3% while ordinary profit increased by 8.2% to ¥269.8 billion, and net income increased by 20.8% to ¥212.0 billion.

Outlook

As for the outlook in 2016, the U.S. and European economies are expected to grow moderately thanks to expanding domestic demand as employment conditions continue to improve. With regard to the Japanese economy, the outlook indicates a gradual recovery trend amid increased capital investment and wage growth supported by improved corporate earnings. Looking at China’s economy, the slowdown is expected to continue due to sluggish domestic demand and capital investment. Emerging economies, such as those of Southeast Asia, India, Brazil and Russia, are likely to face slowdowns owing to currency depreciations or declines in resource prices. Overall, the global economy is expected to face harsh economic conditions for some time.

In the businesses in which Canon is involved, although demand for color office MFDs and production printers is expected to continue growing, a recovery in sales of products that are largely sold in emerging markets, such as entry-class cameras and single-function laser printers, is expected to take time. Within the market for semiconductor lithography equipment, capital investment is expected to remain strong while forecasts for the FPD lithography equipment market also point to further future expansion. Also expected to grow is the network camera market, a market in which Axis, which became a consolidated subsidiary in 2015, is a major player.

With regard to currency exchange rates for the year, on which the Company’s performance outlook is based, taking into account the expectation of a strong U.S. dollar supported by continuous interest rates hikes in the future, Canon anticipates exchange rates of ¥120 to the U.S. dollar and ¥130 to the euro, representing appreciations of approximately ¥1 against the U.S. dollar and approximately ¥4 against the euro.

Taking these foreign exchange rate assumptions into consideration and the current economic forecast, Canon projects full-year consolidated net sales in 2016 of ¥3,850.0 billion, a year-on-year increase of 1.3%; operating profit of ¥360.0 billion, a year-on-year increase of 1.3%; income before income taxes of ¥360.0 billion, a year-on-year increase of 3.6%; and net income attributable to Canon Inc. of ¥230.0 billion, a year-on-year increase of 4.4%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2015, the business environment remained challenging, characterized by, among other factors, economic slowdowns in China and emerging countries. Thanks, however, to efforts to boost product competitiveness and strengthen the Company’s financial position through a management focus on profitability and cash flow, Canon was able to generate ample cash reserves. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥75 per share [already distributed] and year-end dividend of ¥75), which is the same as the previous year’s dividend.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy

(1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

(2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996 with the aim of improving corporate value, promoting management reform, raising product competitiveness and strengthening its financial base. In 2011, under the slogan “Aiming for the Summit,” Canon embarked on a new five-year initiative: Phase IV of the Excellent Global Corporation Plan. Under this initiative, Canon aimed to make large strides toward becoming a truly excellent corporation, targeting sound business growth through measures aimed at maintaining high profitability and further expanding corporate scale.

Over the five years that followed, however, the global economy proved highly challenging due to such factors as Europe’s financial crisis and further economic slowdowns in China and other emerging markets. In response, Canon charted a new course away from a management focus targeting expansion to a strategy aimed at strengthening its financial condition. In this way, the Company aimed to achieve a structure capable of withstanding the recession, while also restructuring business foundations representing new growth engines to facilitate great strides in the future.

During Phase V, launched in 2016 under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation,” reforms that were promoted in Phase IV will be further expanded upon. In 2020, the final year of Phase V, Canon aims to achieve net sales of 5 trillion yen, an operating profit ratio of 15% or more, a net income ratio of 10% or more, and a shareholders’ equity ratio of 70% or more.

(3) Business Challenges and Countermeasures

Although the global economy is expected to be somewhat better than what it had been over the past five years, the situation remains unstable due to issues such as increased geopolitical risk in the Middle East and the economic slowdown in China. As such, global economic growth is expected to remain modest. From an industrial perspective, however, remarkable developments are being made in technologies in such areas as the IoT and artificial intelligence, which are leading to major changes in industry structure.

Advancements in digital technology have made it easier for startup companies to enter markets, thus fueling increased market competition. Additionally, in the markets in which Canon participates, the office equipment and digital camera markets continue to mature.

To realize new growth and overcome these changes in the market environment, Canon will work to reform all aspects of development, production and sales to further promote enhanced profitability and the rollout of new businesses.

The following key strategies have been drafted for, and will be actively implemented during, Phase V.

1.	Establish a new production system to achieve a cost-of-sales ratio of 45%

Strengthen domestic mother factories by further promoting the return of production to Japan and the integration of design, procurement, production engineering, and manufacturing technology operations. At the same time, pursue total cost reductions through the promotion of such advanced production engineering technologies as robotics and automation.

2.	Reinforce and expand new businesses while creating future businesses

Create and expand new businesses by accelerating the horizontal expansion of existing business. Additionally, concentrate management resources and make effective use of M&A to accelerate the expansion of promising business areas such as commercial printing, network cameras and life sciences.

3.	Restructure the global sales network in accordance with market changes

Review existing sales organizations and reinforce omni-channel marketing that integrates online and brick-and-mortar sales routes while strengthening and expanding solutions-driven businesses with the aim of solving issues faced by customers. Additionally, continue focusing energies on developing marketing in emerging countries.

4.	Enhance R&D capabilities through open innovation

Discard the strict notion of self-sufficiency and construct an R&D system that proactively leverages external technologies and knowledge, promoting joint and contract research with various partners such as domestic and foreign universities and research institutes.

5.	Complete the Three Regional Headquarters management system capturing world dynamism

Promote the acquisition of promising businesses through active M&A and complete the Three Regional Headquarter management system, under which Japan, the U.S. and Europe will each roll out businesses globally.

Additionally, under the theme “Taking a decisive first step toward transformation,” the following key challenges will be pursued in 2016, the inaugural year of Phase V.

1.	Draft and implement plans to revitalize existing businesses

Raise profitability through drastic cost-cutting and work to revitalize businesses, swiftly launching future products that were exhibited at Canon EXPO 2015.

2.	Rapidly expand new businesses

Work to speed up the expansion and deployment of large-scale businesses such as commercial printing and network cameras.

3.	Accelerate efforts aimed at reducing the cost-of-sales ratio

Continue to investigate optimal locations for production sites and work to accelerate cost reductions at all stages, including product development.

4.	Boost sales productivity through marketing reforms

Accelerate efforts to address global growth in e-commerce and work to reinforce the solutions business.

5.	Improve R&D productivity through selection and concentration

Apply the selection and concentration process to development themes and boost R&D productivity.

6.	Promote the cultivation of global human resources

Build a structure to discover talented individuals from within the entire Canon Group to cultivate global competent human resources capable of performing duties while maintaining an all-encompassing perspective of the world map.

III. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

IV. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2015	As of December 31, 2014	Change
ASSETS
Current assets:
Cash and cash equivalents	¥633,613	¥844,580	¥(210,967)
Short-term investments	20,651	71,863	(51,212)
Trade receivables, net	588,001	625,675	(37,674)
Inventories	501,895	528,167	(26,272)
Prepaid expenses and other current assets	313,019	321,648	(8,629)

Total current assets	2,057,179	2,391,933	(334,754)

Noncurrent receivables	29,476	29,785	(309)
Investments	67,862	65,176	2,686
Property, plant and equipment, net	1,219,652	1,269,529	(49,877)
Intangible assets, net	241,208	177,288	63,920
Goodwill	478,943	211,336	267,607
Other assets	333,453	315,571	17,882

Total assets	¥4,427,773	¥4,460,618	¥(32,845)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥688	¥1,018	¥(330)
Trade payables	278,255	310,214	(31,959)
Accrued income taxes	47,431	57,212	(9,781)
Accrued expenses	317,653	345,237	(27,584)
Other current liabilities	171,302	207,698	(36,396)

Total current liabilities	815,329	921,379	(106,050)
Long-term debt, excluding current installments	881	1,148	(267)
Accrued pension and severance cost	296,262	280,928	15,334
Other noncurrent liabilities	130,838	116,405	14,433

Total liabilities	1,243,310	1,319,860	(76,550)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,358	401,563	(205)
Legal reserve	65,289	64,599	690
Retained earnings	3,365,158	3,320,392	44,766
Accumulated other comprehensive income (loss)	(29,742)	28,286	(58,028)
Treasury stock, at cost	(1,010,410)	(1,011,418)	1,008

Total Canon Inc. shareholders’ equity	2,966,415	2,978,184	(11,769)

Noncontrolling interests	218,048	162,574	55,474

Total equity	3,184,463	3,140,758	43,705

Total liabilities and equity	¥4,427,773	¥4,460,618	¥(32,845)

	Millions of yen
	As of December 31, 2015	As of December 31, 2014
Notes:
1. Allowance for doubtful receivables	¥12,077	¥12,122
2. Accumulated depreciation	2,570,806	2,519,259
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	87,038	144,557
Net unrealized gains and losses on securities	14,055	12,546
Net gains and losses on derivative instruments	182	(2,603)
Pension liability adjustments	(131,017)	(126,214)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)

Net sales	¥1,042,638	¥1,059,936	-	1.6
Cost of sales	519,830	544,922

Gross profit	522,808	515,014	+	1.5
Operating expenses:
Selling, general and administrative expenses	332,471	334,398
Research and development expenses	83,295	82,147

	415,766	416,545

Operating profit	107,042	98,469	+	8.7
Other income (deductions):
Interest and dividend income	1,196	2,157
Interest expense	(73)	(140)
Other, net	796	6,423

	1,919	8,440

Income before income taxes	108,961	106,909	+	1.9

Income taxes	35,660	34,594

Consolidated net income	73,301	72,315
Less: Net income attributable to noncontrolling interests	4,397	4,225

Net income attributable to Canon Inc.	¥68,904	¥68,090	+	1.2

Results for the fiscal year	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)

Net sales	¥3,800,271	¥3,727,252	+	2.0
Cost of sales	1,865,887	1,865,780

Gross profit	1,934,384	1,861,472	+	3.9
Operating expenses:
Selling, general and administrative expenses	1,250,674	1,189,004
Research and development expenses	328,500	308,979

	1,579,174	1,497,983

Operating profit	355,210	363,489	-	2.3
Other income (deductions):
Interest and dividend income	5,501	7,906
Interest expense	(584)	(500)
Other, net	(12,689)	12,344

	(7,772)	19,750

Income before income taxes	347,438	383,239	-	9.3

Income taxes	116,105	118,000

Consolidated net income	231,333	265,239
Less: Net income attributable to noncontrolling interests	11,124	10,442

Net income attributable to Canon Inc.	¥220,209	¥254,797	-	13.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)

Consolidated net income	¥73,301	¥72,315	+	1.4
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(3,984)	120,573
Net unrealized gains and losses on securities	2,779	1,879
Net gains and losses on derivative instruments	(65)	(1,569)
Pension liability adjustments	(5,529)	(50,765)

	(6,799)	70,118

Comprehensive income	66,502	142,433	-	53.3
Less: Comprehensive income attributable to noncontrolling interests	3,420	3,127

Comprehensive income attributable to Canon Inc.	¥63,082	¥139,306	-	54.7

Results for the fiscal year	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)

Consolidated net income	¥231,333	¥265,239	-	12.8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(55,504)	143,834
Net unrealized gains and losses on securities	2,010	2,524
Net gains and losses on derivative instruments	2,785	(195)
Pension liability adjustments	(6,543)	(37,985)

	(57,252)	108,178

Comprehensive income	174,081	373,417	-	53.4
Less: Comprehensive income attributable to noncontrolling interests	11,973	9,666

Comprehensive income attributable to Canon Inc.	¥162,108	¥363,751	-	55.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)
Office	¥534,007	¥564,813	-	5.5
Imaging System	366,183	402,165	-	8.9
Industry and Others	166,211	116,695	+	42.4
Eliminations	(23,763)	(23,737)		-

Total	¥1,042,638	¥1,059,936	-	1.6

	Millions of yen
Sales by region	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)
Japan	¥203,737	¥207,754	-	1.9
Overseas:
Americas	311,596	309,855	+	0.6
Europe	300,727	312,375	-	3.7
Asia and Oceania	226,578	229,952	-	1.5

	838,901	852,182	-	1.6

Total	¥1,042,638	¥1,059,936	-	1.6

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)
Office	¥2,110,816	¥2,078,732	+	1.5
Imaging System	1,263,835	1,343,194	-	5.9
Industry and Others	524,651	398,765	+	31.6
Eliminations	(99,031)	(93,439)		-

Total	¥3,800,271	¥3,727,252	+	2.0

	Millions of yen
Sales by region	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)
Japan	¥714,280	¥724,317	-	1.4
Overseas:
Americas	1,144,422	1,036,500	+	10.4
Europe	1,074,366	1,090,484	-	1.5
Asia and Oceania	867,203	875,951	-	1.0

	3,085,991	3,002,935	+	2.8

Total	¥3,800,271	¥3,727,252	+	2.0

Notes: 1.

The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥ 3,066,777

Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)
Dividends to Canon Inc. shareholders				(145,790)			(145,790)		(145,790)
Dividends to noncontrolling interests								(2,949)	(2,949)
Transfers to legal reserve			1,508	(1,508)			-		-

Comprehensive income:
Net income				254,797			254,797	10,442	265,239
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					142,813		142,813	1,021	143,834
Net unrealized gains and losses on securities					2,301		2,301	223	2,524
Net gains and losses on derivative instruments					(195)		(195)	-	(195)
Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)
Total comprehensive income							363,751	9,666	373,417

Repurchases and reissuance of treasury stock		(46)		(15)		(149,752)	(149,813)		(149,813)
Balance at December 31, 2014	¥174,762	¥401,563	¥64,599	¥3,320,392	¥28,286	¥(1,011,418)	¥2,978,184	¥162,574	¥ 3,140,758

Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfers to legal reserve			690	(690)			-		-

Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	-	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)
Total comprehensive income							162,108	11,973	174,081

Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790
Balance at December 31, 2015	¥174,762	¥401,358	¥65,289	¥3,365,158	¥(29,742)	¥(1,010,410)	¥2,966,415	¥218,048	¥ 3,184,463

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014
Cash flows from operating activities:
Consolidated net income	¥231,333	¥265,239
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	273,327	263,480
Loss on disposal of fixed assets	7,975	12,429
Deferred income taxes	4,672	8,929
Decrease in trade receivables	22,720	9,323
Decrease in inventories	14,249	59,004
Decrease in trade payables	(17,288)	(24,620)
Increase (decrease) in accrued income taxes	(8,731)	3,586
Increase (decrease) in accrued expenses	(25,529)	11,124
Increase (decrease) in accrued (prepaid) pension and severance cost	4,622	(6,305)
Other, net	(32,626)	(18,262)

Net cash provided by operating activities	474,724	583,927

Cash flows from investing activities:
Purchases of fixed assets	(252,948)	(218,362)
Proceeds from sale of fixed assets	3,824	3,994
Purchases of available-for-sale securities	(98)	(311)
Proceeds from sale and maturity of available-for-sale securities	804	2,606
(Increase) decrease in time deposits, net	47,665	(14,223)
Acquisitions of businesses, net of cash acquired	(251,534)	(54,772)
Purchases of other investments	(1,220)	-
Other, net	(112)	11,770

Net cash used in investing activities	(453,619)	(269,298)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	717	1,377
Repayments of long-term debt	(1,350)	(2,152)
Decrease in short-term loans, net	-	(54)
Purchases of noncontrolling interests	(29,570)	-
Dividends paid	(174,711)	(145,790)
Repurchases and reissuance of treasury stock	790	(149,813)
Other, net	(6,078)	(4,454)

Net cash used in financing activities	(210,202)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	(21,870)	41,928

Net change in cash and cash equivalents	(210,967)	55,671
Cash and cash equivalents at beginning of year	844,580	788,909

Cash and cash equivalents at end of year	¥633,613	¥844,580

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

7. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)
Office
Net sales:
External customers	¥533,366	¥564,349	-	5.5
Intersegment	641	464	+	38.1

Total	534,007	564,813	-	5.5

Operating cost and expenses	461,764	491,224	-	6.0

Operating profit	¥72,243	¥73,589	-	1.8

Imaging System
Net sales:
External customers	¥365,944	¥401,958	-	9.0
Intersegment	239	207	+	15.5

Total	366,183	402,165	-	8.9

Operating cost and expenses	304,057	343,898	-	11.6

Operating profit	¥62,126	¥58,267	+	6.6

Industry and Others
Net sales:
External customers	¥143,328	¥93,629	+	53.1
Intersegment	22,883	23,066	-	0.8

Total	166,211	116,695	+	42.4

Operating cost and expenses	168,995	123,436	+	36.9

Operating profit	¥(2,784)	¥(6,741)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(23,763)	(23,737)		-

Total	(23,763)	(23,737)		-

Operating cost and expenses	780	2,909		-

Operating profit	¥(24,543)	¥(26,646)		-

Consolidated
Net sales:
External customers	¥1,042,638	¥1,059,936	-	1.6
Intersegment	-	-		-

Total	1,042,638	1,059,936	-	1.6

Operating cost and expenses	935,596	961,467	-	2.7

Operating profit	¥107,042	¥98,469	+	8.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)
Office
Net sales:
External customers	¥2,108,246	¥2,075,788	+	1.6
Intersegment	2,570	2,944	-	12.7

Total	2,110,816	2,078,732	+	1.5

Operating cost and expenses	1,820,230	1,786,675	+	1.9

Operating profit	290,586	292,057	-	0.5

Total assets	1,020,758	1,025,499	-	0.5
Depreciation and amortization	86,206	87,058	-	1.0
Capital expenditures	¥73,819	¥69,704	+	5.9

Imaging System
Net sales:
External customers	¥1,262,667	¥1,342,501	-	5.9
Intersegment	1,168	693	+	68.5

Total	1,263,835	1,343,194	-	5.9

Operating cost and expenses	1,080,396	1,148,593	-	5.9

Operating profit	183,439	194,601	-	5.7

Total assets	452,283	517,524	-	12.6
Depreciation and amortization	52,070	53,912	-	3.4
Capital expenditures	¥38,337	¥31,124	+	23.2

Industry and Others
Net sales:
External customers	¥429,358	¥308,963	+	39.0
Intersegment	95,293	89,802	+	6.1

Total	524,651	398,765	+	31.6

Operating cost and expenses	537,730	420,566	+	27.9

Operating profit	(13,079)	(21,801)		-

Total assets	332,252	342,695	-	3.0
Depreciation and amortization	45,064	37,544	+	20.0
Capital expenditures	¥24,241	¥15,976	+	51.7

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(99,031)	(93,439)		-

Total	(99,031)	(93,439)		-

Operating cost and expenses	6,705	7,929		-

Operating profit	(105,736)	(101,368)		-

Total assets	2,622,480	2,574,900	+	1.8
Depreciation and amortization	89,987	84,966	+	5.9
Capital expenditures	¥106,733	¥107,956	-	1.1

Consolidated
Net sales:
External customers	¥3,800,271	¥3,727,252	+	2.0
Intersegment	-	-		-

Total	3,800,271	3,727,252	+	2.0

Operating cost and expenses	3,445,061	3,363,763	+	2.4

Operating profit	355,210	363,489	-	2.3

Total assets	4,427,773	4,460,618	-	0.7
Depreciation and amortization	273,327	263,480	+	3.7
Capital expenditures	¥243,130	¥224,760	+	8.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2014	Change(%)
Japan
Net sales:
External customers	¥254,629	¥232,313	+	9.6
Intersegment	411,937	472,681	-	12.9

Total	666,566	704,994	-	5.5

Operating cost and expenses	584,817	614,103	-	4.8

Operating profit	¥81,749	¥90,891	-	10.1

Americas
Net sales:
External customers	¥310,466	¥308,536	+	0.6
Intersegment	5,717	3,541	+	61.5

Total	316,183	312,077	+	1.3

Operating cost and expenses	305,167	303,655	+	0.5

Operating profit	¥11,016	¥8,422	+	30.8

Europe
Net sales:
External customers	¥301,590	¥311,270	-	3.1
Intersegment	28,869	18,591	+	55.3

Total	330,459	329,861	+	0.2

Operating cost and expenses	324,958	320,771	+	1.3

Operating profit	¥5,501	¥9,090	-	39.5

Asia and Oceania
Net sales:
External customers	¥175,953	¥207,817	-	15.3
Intersegment	198,596	220,317	-	9.9

Total	374,549	428,134	-	12.5

Operating cost and expenses	365,632	416,437	-	12.2

Operating profit	¥8,917	¥11,697	-	23.8

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(645,119)	(715,130)		-

Total	(645,119)	(715,130)		-

Operating cost and expenses	(644,978)	(693,499)		-

Operating profit	¥(141)	¥(21,631)		-

Consolidated
Net sales:
External customers	¥1,042,638	¥1,059,936	-	1.6
Intersegment	-	-		-

Total	1,042,638	1,059,936	-	1.6

Operating cost and expenses	935,596	961,467	-	2.7

Operating profit	¥107,042	¥98,469	+	8.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014	Change(%)
Japan
Net sales:
External customers	¥847,669	¥836,801	+	1.3
Intersegment	1,765,840	1,752,378	+	0.8

Total	2,613,509	2,589,179	+	0.9

Operating cost and expenses	2,285,780	2,245,930	+	1.8

Operating profit	327,729	343,249	-	4.5

Total assets	¥969,805	¥1,134,484	-	14.5

Americas
Net sales:
External customers	¥1,138,830	¥1,033,797	+	10.2
Intersegment	21,069	8,738	+	141.1

Total	1,159,899	1,042,535	+	11.3

Operating cost and expenses	1,130,099	1,018,661	+	10.9

Operating profit	29,800	23,874	+	24.8

Total assets	¥544,395	¥531,122	+	2.5

Europe
Net sales:
External customers	¥1,077,033	¥1,088,293	-	1.0
Intersegment	106,675	59,493	+	79.3

Total	1,183,708	1,147,786	+	3.1

Operating cost and expenses	1,165,218	1,135,515	+	2.6

Operating profit	18,490	12,271	+	50.7

Total assets	¥409,357	¥484,858	-	15.6

Asia and Oceania
Net sales:
External customers	¥736,739	¥768,361	-	4.1
Intersegment	911,395	821,600	+	10.9

Total	1,648,134	1,589,961	+	3.7

Operating cost and expenses	1,582,113	1,522,244	+	3.9

Operating profit	66,021	67,717	-	2.5

Total assets	¥620,090	¥674,672	-	8.1

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(2,804,979)	(2,642,209)		-

Total	(2,804,979)	(2,642,209)		-

Operating cost and expenses	(2,718,149)	(2,558,587)		-

Operating profit	(86,830)	(83,622)		-

Total assets	¥1,884,126	¥1,635,482		-

Consolidated
Net sales:
External customers	¥3,800,271	¥3,727,252	+	2.0
Intersegment	-	-		-

Total	3,800,271	3,727,252	+	2.0

Operating cost and expenses	3,445,061	3,363,763	+	2.4

Operating profit	355,210	363,489	-	2.3

Total assets	¥4,427,773	¥4,460,618	-	0.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	December 31, 2015	December 31, 2014	Change
Subsidiaries	317	261	56
Affiliates	5	7	(2)
Total	322	268	54

2.	Change in Group Entities

Subsidiaries
Addition:	61 companies
Removal:	5 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014

Net income attributable to Canon Inc.
-Basic	¥220,209	¥254,797
-Diluted	220,209	254,797

	Number of shares
Average common shares outstanding
-Basic	1,092,017,955	1,112,509,931
-Diluted	1,092,052,886	1,112,514,324

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	¥201.65	¥229.03
-Diluted	201.65	229.03

(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(3)	SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.

NON-CONSOLIDATED

10. NON-CONSOLIDATED BALANCE SHEETS

( Parent company only )

	Millions of yen
	As of December 31, 2015		As of December 31, 2014
ASSETS
Current assets:
Cash	¥	100,836	¥	34,362
Trade receivables		450,449		596,293
Marketable securities		18,070		54,740
Inventories		148,485		151,272
Prepaid expenses and other current assets		154,575		187,930
Allowance for doubtful receivables		(1)		(86)

Total current assets		872,414		1,024,511

Fixed assets:
Net property, plant and equipment		659,258		666,588
Intangibles		25,578		31,152
Investments and other fixed assets		880,769		593,502
Allowance for doubtful receivables-noncurrent		(95)		(73)

Total fixed assets		1,565,510		1,291,169

Total assets	¥	2,437,924	¥	2,315,680

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥	301,792	¥	291,693
Short-term loans		461,686		365,441
Accrued income taxes		22,805		32,028
Accrued warranty expenses		3,920		2,622
Accrued bonuses for employees		4,606		4,476
Accrued bonuses for directors		144		199
Other current liabilities		108,269		132,163

Total current liabilities		903,222		828,622

Noncurrent liabilities:
Accrued pension and severance cost		45,985		34,690
Reserve for environmental provision		1,618		2,075
Accrued long service rewards for employees		1,449		1,304
Other noncurrent liabilities		1,493		1,667

Total noncurrent liabilities		50,545		39,736

Total liabilities		953,767		868,358

Net assets:
Shareholders’ equity		1,473,935		1,438,668
Valuation and translation adjustments		9,091		7,101
Subscription rights to shares		1,131		1,553

Total net assets		1,484,157		1,447,322

Total liabilities and net assets	¥	2,437,924	¥	2,315,680

CANON INC.

NON-CONSOLIDATED

11. NON-CONSOLIDATED STATEMENTS OF INCOME

      ( Parent company only )

	Millions of yen
	Year ended December 31, 2015	Year ended December 31, 2014
Net sales	¥2,091,139	¥2,084,200
Cost of sales	1,461,270	1,441,204

Gross profit	629,869	642,996
Selling, general and administrative expenses	460,631	438,059

Operating profit	169,238	204,937
Other income (deductions):
Interest and dividend income	103,788	36,837
Interest expense	(2,124)	(1,687)
Other, net	(1,084)	9,261

	100,580	44,411

Ordinary profit	269,818	249,348

Non-ordinary gain (loss), net	(2,447)	(7,326)

Income before income taxes	267,371	242,022
Income taxes	55,408	66,551

Net income	¥211,963	¥175,471

CANON INC.

NON-CONSOLIDATED

12. NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

( Parent company only )

Year ended December 31, 2015	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥692,960	¥(1,011,418)	¥1,438,668	¥7,780	¥(679)	¥1,553	¥1,447,322
Cumulative effects of changes in accounting policies							(2,951)		(2,951)				(2,951)
Restated balance	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥690,009	¥(1,011,418)	¥1,435,717	¥7,780	¥(679)	¥1,553	¥1,444,371
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(174)			174		-				-
Transfer to reserve for deferral of capital gain on property					157		(157)		-				-
Reversal of reserve for deferral of capital gain on property					(123)		123		-				-
Dividends paid							(174,711)		(174,711)				(174,711)
Net income							211,963		211,963				211,963
Purchase of treasury stock								(39)	(39)				(39)
Disposal of treasury stock							(42)	1,047	1,005				1,005
Net changes of items other than shareholders’ equity									-	1,071	919	(422)	1,568

Total changes of items during the period	-	-	-	(174)	34	-	37,350	1,008	38,218	1,071	919	(422)	39,786
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥167	¥3,727	¥1,249,928	¥727,359	¥(1,010,410)	¥1,473,935	¥8,851	¥240	¥1,131	¥1,484,157

CANON INC.

NON-CONSOLIDATED

Year ended December 31, 2014	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥294	¥3,369	¥1,249,928	¥663,665	¥(861,666)	¥1,558,754	¥7,239	¥(1,351)	¥2,388	¥1,567,030
Changes of items during the period
Transfer to reserve for special depreciation				148			(148)		-				-
Reversal of reserve for special depreciation				(101)			101		-				-
Transfer to reserve for deferral of capital gain on property					443		(443)		-				-
Reversal of reserve for deferral of capital gain on property					(119)		119		-				-
Dividends paid							(145,790)		(145,790)				(145,790)
Net income							175,471		175,471				175,471
Purchase of treasury stock								(150,039)	(150,039)				(150,039)
Disposal of treasury stock							(15)	287	272				272
Net changes of items other than shareholders’ equity									-	541	672	(835)	378
Total changes of items during the period	-	-	-	47	324	-	29,295	(149,752)	(120,086)	541	672	(835)	(119,708)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥692,960	¥(1,011,418)	¥1,438,668	¥7,780	¥(679)	¥1,553	¥1,447,322

CANON INC.

NON-CONSOLIDATED

13. NOTE FOR GOING CONCERN ASSUMPTION

         ( Parent company only )

     Not applicable.

Executives of Canon Inc.

NON-CONSOLIDATED

Directors		As of March 30, 2016
Position	Name	Current Position
Representative director Chairman & CEO	Fujio Mitarai	Representative director Chairman (President) & CEO
Representative director President & COO	Masaya Maeda	Senior Managing Director Chief Executive, Image Communication Products Operations
Representative director Executive Vice President & CFO	Toshizo Tanaka

Representative director

Executive Vice President & CFO

Group Executive, Finance & Accounting Headquarters

Group Executive, Facilities Management Headquarters

Group Executive, Human Resources Management & Organization Headquarters

Representative director Senior Managing Director & CTO	Shigeyuki Matsumoto	Senior Managing Director Group Executive, R&D Headquarters
Director (Outside)	Kunitaro Saida	Same as on the left
Director (Outside)	Haruhiko Kato	Same as on the left

Audit & Supervisory Board Members
Position	Name	Current Position
Audit & Supervisory Board Member	Makoto Araki	Same as on the left
Audit & Supervisory Board Member	Kazuto Ono	Same as on the left
Audit & Supervisory Board Member (Outside)	Tadashi Ohe	Same as on the left
Audit & Supervisory Board Member (Outside)	Osami Yoshida	Same as on the left
Audit & Supervisory Board Member (Outside)	Kuniyoshi Kitamura	Same as on the left

Executive Officers
Position	Name	Current Position
Executive Vice President	Yoroku Adachi	Senior Managing Director Chairman & CEO, Canon U.S.A., Inc.
Executive Vice President	Toshio Homma	Senior Managing Director Group Executive, Procurement Headquarters
Senior Managing Executive Officer	Hideki Ozawa	Senior Managing Director President & CEO, Canon (China) Co., Ltd.
Senior Managing Executive Officer	Seymour Liebman	Managing Executive Officer Executive Vice President, Canon U.S.A., Inc.
Senior Managing Executive Officer	Rokus van Iperen	Managing Executive Officer President & CEO, Canon Europa N.V. / President & CEO, Canon Europe Ltd.
Managing Executive Officer	Yasuhiro Tani	Managing Director Group Executive, Digital System Technology Development Headquarters
Managing Executive Officer	Kenichi Nagasawa	Director Group Executive, Corporate Intellectual Property & Legal Headquarters
Managing Executive Officer	Naoji Otsuka	Director Chief Executive, Inkjet Products Operations
Managing Executive Officer	Hiroyuki Suematsu	Managing Executive Officer Group Executive, Quality Management Headquarters
Managing Executive Officer	Shigeyuki Uzawa	Managing Executive Officer Chief Executive, Optical Products Operations
Managing Executive Officer	Masanori Yamada	Director Group Executive, Network Visual Solution Business Promotion Headquarters
Managing Executive Officer	Aitake Wakiya	Director Deputy Group Executive, Finance & Accounting Headquarters
Managing Executive Officer	Akiyoshi Kimura	Director Chief Executive, Office Imaging Products Operations
Managing Executive Officer	Eiji Osanai	Director Group Executive, Production Engineering Headquarters
Managing Executive Officer	Masaaki Nakamura	Director Deputy Group Executive, Human Resources Management & Organization Headquarters
Managing Executive Officer	Akio Noguchi	Managing Executive Officer Group Executive, Mixed Reality Solution Business Promotion Headquarters
Managing Executive Officer	Ryuichi Ebinuma	Executive Officer Deputy Group Executive, R&D Headquarters
Managing Executive Officer	Yuichi Ishizuka	Managing Executive Officer President & COO, Canon U.S.A., Inc.
Managing Executive Officer	Kazuto Ogawa	Executive Officer Executive Vice President, Canon (China) Co., Ltd.

Executive Officer	Shunsuke Inoue	Executive Officer Group Executive, Device Technology Development Headquarters
Executive Officer	Takayuki Miyamoto	Executive Officer Chief Executive, Peripheral Products Operations
Executive Officer	Katsumi Iijima	Executive Officer Group Executive, Information & Communication Systems Headquarters
Executive Officer	Soichi Hiramatsu	Executive Officer Deputy Group Executive, Procurement Headquarters
Executive Officer	Kazuhiko Noguchi	Executive Officer Group Executive, Public Affairs Headquarters
Executive Officer	Masato Okada	Executive Officer Deputy Chief Executive, Image Communication Products Operations
Executive Officer	Nobutoshi Mizusawa	Executive Officer Deputy Group Executive, R&D Headquarters
Executive Officer	Yoichi Iwabuchi	Executive Officer Deputy Group Executive, Digital System Technology Development Headquarters
Executive Officer	Hiroaki Takeishi	Executive Officer Group Executive, Semiconductor Production Equipment Group
Executive Officer	Takashi Takeya	Executive Officer Senior General Manager, Global Logistics Management Center
Executive Officer	Nobuyuki Tainaka	Executive Officer Senior General Manager, Global Legal Administration Center
Executive Officer	Takanobu Nakamasu	Executive Officer Group Executive, Corporate Planning Development Headquarters
Executive Officer	Toshihiko Kusumoto	Executive Officer Deputy Chief Executive, Office Imaging Products Operations
Executive Officer	Akiko Tanaka	Executive Officer President & CEO, Canon BioMedical, Inc..
Executive Officer (New appointment)	Go Tokura	Group Executive, ICP Group 2 Image Communication Products Operations
Executive Officer (New appointment)	Ritsuo Mashiko	President, Oita Canon Inc.
Executive Officer (New appointment)	Hisahiro Minokawa	President & CEO, Canon Hongkong Co., Ltd.
Executive Officer (New appointment)	Noriko Gunji	Executive Vice President, Canon Hongkong Co., Ltd.

Canon Inc.

January 27, 2016

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2015)	S 1

2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2016/Projection)	S 2

3.	SEGMENT INFORMATION BY BUSINESS UNIT (2015)	S 3

4.	OTHER INCOME / DEDUCTIONS (2015)	S 3

5.	SEGMENT INFORMATION BY BUSINESS UNIT (2016/Projection)	S 4

6.	OTHER INCOME / DEDUCTIONS (2016/Projection)	S 4

7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5

8.	SALES GROWTH IN LOCAL CURRENCY	S 5

9.	PROFITABILITY	S 6

10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6

11.	STATEMENTS OF CASH FLOWS	S 6

12.	R&D EXPENDITURE	S 7

13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7

14.	INVENTORIES	S 7

15.	DEBT RATIO	S 7

16.	OVERSEAS PRODUCTION RATIO	S 7

17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2015)	(Millions of yen)

	2015		2014		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	98,804	379,277	97,336	380,594	+1.5%	-0.3%
Imaging System	66,958	198,739	70,815	207,281	-5.4%	-4.1%
Industry and Others	37,975	136,264	39,603	136,442	-4.1%	-0.1%
Total	203,737	714,280	207,754	724,317	-1.9%	-1.4%
Overseas
Office	434,562	1,728,969	467,013	1,695,194	-6.9%	+2.0%
Imaging System	298,986	1,063,928	331,143	1,135,220	-9.7%	-6.3%
Industry and Others	105,353	293,094	54,026	172,521	+95.0%	+69.9%
Total	838,901	3,085,991	852,182	3,002,935	-1.6%	+2.8%
Americas
Office	175,923	713,197	183,816	656,783	-4.3%	+8.6%
Imaging System	110,869	352,946	113,156	345,707	-2.0%	+2.1%
Industry and Others	24,804	78,279	12,883	34,010	+92.5%	+130.2%
Total	311,596	1,144,422	309,855	1,036,500	+0.6%	+10.4%
Europe
Office	185,623	680,619	191,573	689,275	-3.1%	-1.3%
Imaging System	95,593	335,312	109,440	367,050	-12.7%	-8.6%
Industry and Others	19,511	58,435	11,362	34,159	+71.7%	+71.1%
Total	300,727	1,074,366	312,375	1,090,484	-3.7%	-1.5%
Asia and Oceania
Office	73,016	335,153	91,624	349,136	-20.3%	-4.0%
Imaging System	92,524	375,670	108,547	422,463	-14.8%	-11.1%
Industry and Others	61,038	156,380	29,781	104,352	+105.0%	+49.9%
Total	226,578	867,203	229,952	875,951	-1.5%	-1.0%
Intersegment
Office	641	2,570	464	2,944	+38.1%	-12.7%
Imaging System	239	1,168	207	693	+15.5%	+68.5%
Industry and Others	22,883	95,293	23,066	89,802	-0.8%	+6.1%
Eliminations	(23,763)	(99,031)	(23,737)	(93,439)	-	-
Total	0	0	0	0	-	-
Total
Office	534,007	2,110,816	564,813	2,078,732	-5.5%	+1.5%
Imaging System	366,183	1,263,835	402,165	1,343,194	-8.9%	-5.9%
Industry and Others	166,211	524,651	116,695	398,765	+42.4%	+31.6%
Eliminations	(23,763)	(99,031)	(23,737)	(93,439)	-	-
Total	1,042,638	3,800,271	1,059,936	3,727,252	-1.6%	+2.0%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2016/Projection)

(1) Sales by business unit	(Millions of yen)

	2016 (P)	2015	Change year over year
	Year	Year	Year
Office	2,114,800	2,110,816	+0.2%
Imaging System	1,200,000	1,263,835	-5.1%
Industry and Others	623,600	524,651	+18.9%
Eliminations	(88,400)	(99,031)	-
Total	3,850,000	3,800,271	+1.3%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2016 (P)	2015	Change year over year
	Year	Year	Year
Japan	751,700	714,280	+5.2%
Overseas	3,098,300	3,085,991	+0.4%
Americas	1,153,300	1,144,422	+0.8%
Europe	1,075,000	1,074,366	+0.1%
Asia and Oceania	870,000	867,203	+0.3%
Total	3,850,000	3,800,271	+1.3%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2015)	(Millions of yen)

	2015		2014		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	533,366	2,108,246	564,349	2,075,788	-5.5%	+1.6%
Intersegment	641	2,570	464	2,944	+38.1%	-12.7%
Total sales	534,007	2,110,816	564,813	2,078,732	-5.5%	+1.5%
Operating profit	72,243	290,586	73,589	292,057	-1.8%	-0.5%
% of sales	13.5%	13.8%	13.0%	14.0%	-	-
Imaging System
External customers	365,944	1,262,667	401,958	1,342,501	-9.0%	-5.9%
Intersegment	239	1,168	207	693	+15.5%	+68.5%
Total sales	366,183	1,263,835	402,165	1,343,194	-8.9%	-5.9%
Operating profit	62,126	183,439	58,267	194,601	+6.6%	-5.7%
% of sales	17.0%	14.5%	14.5%	14.5%	-	-
Industry and Others
External customers	143,328	429,358	93,629	308,963	+53.1%	+39.0%
Intersegment	22,883	95,293	23,066	89,802	-0.8%	+6.1%
Total sales	166,211	524,651	116,695	398,765	+42.4%	+31.6%
Operating profit	(2,784)	(13,079)	(6,741)	(21,801)	-	-
% of sales	-1.7%	-2.5%	-5.8%	-5.5%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(23,763)	(99,031)	(23,737)	(93,439)	-	-
Total sales	(23,763)	(99,031)	(23,737)	(93,439)	-	-
Operating profit	(24,543)	(105,736)	(26,646)	(101,368)	-	-
Consolidated
External customers	1,042,638	3,800,271	1,059,936	3,727,252	-1.6%	+2.0%
Intersegment	-	-	-	-	-	-
Total sales	1,042,638	3,800,271	1,059,936	3,727,252	-1.6%	+2.0%
Operating profit	107,042	355,210	98,469	363,489	+8.7%	-2.3%
% of sales	10.3%	9.3%	9.3%	9.8%	-	-

4. OTHER INCOME / DEDUCTIONS (2015)					(Millions of yen)
	2015		2014		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	1,123	4,917	2,017	7,406	(894)	(2,489)
Forex gain (loss)	(1,009)	(22,149)	4,599	2,628	(5,608)	(24,777)
Equity earnings of affiliated companies	110	447	168	478	(58)	(31)
Other, net	1,695	9,013	1,656	9,238	+39	(225)
Total	1,919	(7,772)	8,440	19,750	(6,521)	(27,522)

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2016/Projection)			(Millions of yen)
	2016 (P)	2015	Change year over year
	Year	Year	Year
Office
External customers	2,112,700	2,108,246	+0.2%
Intersegment	2,100	2,570	-18.3%
Total sales	2,114,800	2,110,816	+0.2%
Operating profit	278,800	290,586	-4.1%
% of sales	13.2%	13.8%	-
Imaging System
External customers	1,198,100	1,262,667	-5.1%
Intersegment	1,900	1,168	+62.7%
Total sales	1,200,000	1,263,835	-5.1%
Operating profit	172,000	183,439	-6.2%
% of sales	14.3%	14.5%	-
Industry and Others
External customers	539,200	429,358	+25.6%
Intersegment	84,400	95,293	-11.4%
Total sales	623,600	524,651	+18.9%
Operating profit	1,300	(13,079)	-
% of sales	0.2%	-2.5%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(88,400)	(99,031)	-
Total sales	(88,400)	(99,031)	-
Operating profit	(92,100)	(105,736)	-
Consolidated
External customers	3,850,000	3,800,271	+1.3%
Intersegment	-	-	-
Total sales	3,850,000	3,800,271	+1.3%
Operating profit	360,000	355,210	+1.3%
% of sales	9.4%	9.3%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2016/Projection)			(Millions of yen)
	2016 (P)	2015	Change year over year
	Year	Year	Year
Interest and dividend, net	(500)	4,917	(5,417)
Forex gain (loss)	(3,300)	(22,149)	+18,849
Equity earnings of affiliated companies	900	447	+453
Other, net	2,900	9,013	(6,113)
Total	0	(7,772)	+7,772
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2016 (P)	2015		2014
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	15%	16%	16%	15%	16%
Color copiers	21%	21%	20%	21%	19%
Printers	39%	38%	41%	40%	42%
Others	25%	25%	23%	24%	23%
Imaging System
Cameras	60%	60%	62%	63%	64%
Inkjet printers	31%	31%	29%	29%	27%
Others	9%	9%	9%	8%	9%
Industry and Others
Lithography equipment	23%	26%	24%	21%	23%
Others	77%	74%	76%	79%	77%
					(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2016 (P)	2015
	Year	4th quarter	Year
Office
Japan	-	+1.5%	-0.3%
Overseas	-	-7.2%	-4.9%
Total	+1.7%	-5.7%	-4.1%
Imaging System
Japan	-	-5.4%	-4.1%
Overseas	-	-9.9%	-11.7%
Total	-3.2%	-9.1%	-10.5%
Industry and Others
Japan	-	-4.1%	-0.1%
Overseas	-	+95.1%	+67.2%
Total	+19.2%	+42.5%	+30.4%
Total
Japan	+5.2%	-1.9%	-1.4%
Overseas	+2.3%	-1.8%	-3.3%
Americas	+1.7%	-4.7%	-2.8%
Europe	+3.0%	+1.8%	+0.6%
Asia and Oceania	+2.2%	-2.6%	-9.0%
Total	+2.9%	-1.8%	-3.0%
		(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY
	2016 (P)	2015	2014
	Year	Year	Year
ROE *1	7.7%	7.4%	8.7%
ROA *2	5.1%	5.0%	5.9%
			(P)=Projection

*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity
*2 Return on Assets; Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)
	2016 (P)	2015		2014
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	120.00	121.60	121.13	114.78	106.18
Yen/Euro	130.00	132.81	134.20	143.41	140.62
					(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2016 (P)	2015
	Year	4th quarter	Year
US$	(18.3)	+14.9	+170.5
Euro	(29.2)	(19.7)	(44.8)
Other currencies	(13.1)	(1.8)	+21.1
Total	(60.6)	(6.6)	+146.8
			(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2016 (P)
	Year
On sales
US$	14.0
Euro	6.9
On operating profit
US$	4.6
Euro	2.9
	(P)=Projection

11. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2016 (P)	2015		2014
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	550,000	143,892	474,724	185,377	583,927
Net cash used in investing activities	(300,000)	(89,154)	(453,619)	(37,908)	(269,298)
Free cash flow	250,000	54,738	21,105	147,469	314,629
Net cash used in financing activities	(165,500)	(244)	(210,202)	(50,185)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	1,900	(2,128)	(21,870)	39,970	41,928
Net change in cash and cash equivalents	86,400	52,366	(210,967)	137,254	55,671
Cash and cash equivalents at end of period	720,000	633,613	633,613	844,580	844,580
					(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE	(Millions of yen)
	2016 (P)	2015	2014
	Year	Year	Year
Office	-	105,298	104,391
Imaging System	-	90,236	87,510
Industry and Others	-	66,585	26,516
Corporate and Eliminations	-	66,381	90,562
Total	320,000	328,500	308,979
% of sales	8.3%	8.6%	8.3%
		(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2016 (P)	2015	2014
	Year	Year	Year
Increase in PP&E
Office	-	70,887	65,662
Imaging System	-	35,634	29,200
Industry and Others	-	20,683	13,856
Corporate and Eliminations	-	67,916	73,625
Total	230,000	195,120	182,343
Depreciation and amortization
Office	-	86,206	87,058
Imaging System	-	52,070	53,912
Industry and Others	-	45,064	37,544
Corporate and Eliminations	-	89,987	84,966
Total	285,000	273,327	263,480
		(P)=Projection

14. INVENTORIES

(1) Inventories	(Millions of yen)
	2015	2014	Difference
	Dec.31	Dec.31
Office	225,327	238,344	(13,017)
Imaging System	155,767	168,802	(13,035)
Industry and Others	120,801	121,021	(220)
Total	501,895	528,167	(26,272)

(2) Inventories/Sales*			(Days)
	2015	2014	Difference
	Dec.31	Dec.31
Office	39	42	(3)
Imaging System	43	43	0
Industry and Others	86	132	(46)
Total	47	50	(3)
	*Index based on the previous six months sales.

15. DEBT RATIO
	2015	2014	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.0%	0.0%	0.0%

16. OVERSEAS PRODUCTION RATIO
	2015	2014
	Year	Year
Overseas production ratio	48%	45%

    *From the 2nd quarter of 2015, the method used to calculate the overseas production ratio has changed. The distinctions between domestic and overseas of parts supplied overseas from Japan as well as other adjustments have been made to more accurately reflect the underlying reality. Past figures have been adjusted to conform to the new method of calculation.

17. NUMBER OF EMPLOYEES
	2015	2014	Difference
	Dec.31	Dec.31
Japan	68,325	69,201	(876)
Overseas	121,246	122,688	(1,442)
Total	189,571	191,889	(2,318)

- S7 -